July 26, 2005

      Mail Stop 4561

Robert O. Carr
Chairman and Chief Executive Officer
Heartland Payment Systems, Inc.
47 Hulfish Street, Suite 400
Princeton, NJ  08542

Re:	Heartland Payment Systems, Inc.
	Amendment No. 4 to Registration Statement on
	Form S-1
	Filed July 20, 2005
	File No.  333-118073

Dear Mr. Carr:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

Form S-1

Summary, page 1

1. We note your response to comment 2 in our prior letter. If you choose to retain the processing volume in the first paragraph, then revise to provide the amounts for 2004, 2003 and 2002 as you have done for historical losses.

Capitalization, page 18

2. Please revise the first and second paragraph regarding the pro forma effect for the two-for-one split since you appear to present this split on an actual basis.

Dilution, page 19

3. Please advise us, and disclose in a note to the table, your calculation of net tangible book value.

MD&A, page 22

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

4. We note that you have added a projection of annualized processing volume. It is not clear from your disclosure why you make seasonal adjustments to actual processing volume for the month of June and how this has an impact on annualized processing volume. Please revise your disclosure to further explain how you estimate your annualized processing volume. Please also disclose the period covered by your annualized processing volume.

5. We note from your disclosure that estimated annualized processing volume is not an indicator of the actual volumes you expect for 2005.
Please revise your disclosure to explain what this projection represents and how this information is useful to investors.

Selling Stockholders, page 76
6. Please revise your footnote disclosure for Greenhill Capital
Partners to reflect the May 2005 purchase from Carr Holdings.
Also,
please revise your footnote disclosure for Carr Holdings to reflect the option issued to it by Greenhill.

Exhibits

7. Please file an updated consent of the independent registered public accountants in the next amendment.






Information Not Required in Prospectus

Recent Sales of Unregistered Securities
8. We note your response to prior comment 21. Please clarify what you mean by Section "4(a)."
9. Please revise to include the December 2003 issuance to the California Restaurant Association and describe the basis for the exemption from registration. Refer to footnote 12 on page 77. Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-551-3431 or Steve
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3411
with any other questions.


Sincerely,



      Peggy Kim
      Senior Counsel


cc:	Nancy Prado, Esq. (via facsimile)
	DORSEY & WHITNEY LLP
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Robert O. Carr
Heartland Payment Systems, Inc.
July 26, 2005
Page 1